SIMPSON THACHER & BARTLETT LLP

425 LEXINGTON AVENUE

NEW YORK, N.Y. 10017-3954

(212) 455-2000

______

FACSIMILE (212) 455-2502

DIRECT DIAL NUMBER (212) 455-2948	E-MAIL ADDRESS JKAUFMAN@STBLAW.COM

June 13, 2018

VIA EDGAR

Re:	BrightView Holdings, Inc.
Registration Statement on Form S-1
File No. 333-225277

Anne Nguyen Parker, Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

Office of Transportation and Leisure

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of BrightView Holdings, Inc. (the “Company”), we are submitting this letter and accompanying materials on a supplemental basis in order to facilitate the review by the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission of the above referenced Registration Statement on Form S-1, as amended (the “Registration Statement”).

We hereby advise the Staff that based on information currently available and current market conditions, the Company currently intends to offer 21.3 million of its shares of common stock to the public, utilizing a price range where the low end of the range will not be lower than $22.00 per share and where the high end of the range will not be higher than $25.00 per share. The anticipated price range and offering size remain subject to change. The Company expects to include a bona fide estimated price range, as required by Item 501(b) of Regulation S-K, in an amendment to the Registration Statement to be filed prior to the commencement of the roadshow.

To facilitate the Staff’s review, we supplementally submit as Exhibit A hereto a selection of changed pages to the Registration Statement reflecting the above-referenced estimated price range and the estimated offering size. The enclosed pages are marked to indicate changes from Amendment No. 1 to the Registration Statement, filed on June 11, 2018.

In addition, we also supplementally submit as Exhibit B hereto the legal opinion of Simpson Thacher & Bartlett LLP that will be included as Exhibit 5.1 in an amendment to the Registration Statement to be filed prior to the commencement of the roadshow.

Please do not hesitate to call me at (212) 455-2948 with any questions or comments regarding this filing.

Very truly yours,

/s/ Joseph H. Kaufman

Joseph H. Kaufman

cc:	Securities and Exchange Commission
Effie Simpson
Theresa Brillant
Julia Griffith
J. Nolan McWilliams

BrightView Holdings, Inc.
Andrew V. Masterman
Jonathan M. Gottsegen

Davis Polk & Wardwell LLP
Byron B. Rooney
Joseph A. Hall

Exhibit A